767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

September 27, 2021

VIA EDGAR TRANSMISSION

Margaret Schwartz

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, D.C. 20549

Re:	GS Acquisition Holdings Corp II

Amendment No. 3 to Registration Statement on Form S-4 Filed September 21, 2021

Filed by GS Acquisition Holdings Corp II

File No. 333-257535

Dear Ms. Schwartz:

On behalf of our client, GS Acquisition Holdings Corp II, (“GSAH”), we are responding to the comment letter (“Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 24, 2021, relating to the Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on June 30, 2021, as amended August 11, 2021, September 3, 2021 and September 20, 2021. In connection with these responses, GSAH is filing, electronically via EDGAR to the Commission, an amendment to the Registration Statement (the “Amended Registration Statement”) on the date of this response letter.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the response to such comment. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amended Registration Statement.

Amendment No. 3 to Registration Statement on Form S-4 filed September 21, 2021

Proposal No. 1 - Approval of the Business Combination

Background of the Business Combination, page 180

Securities and Exchange Commission September 27, 2021 Page 2

1.

Comment: We note your response to comment 2 and the revisions on page 186 concerning the DCF analysis for the years 2021-2031. Please revise to explain how you considered the speculative nature of projections over such an extended period.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on page 186 of the Amended Registration Statement.

[Remainder of Page Intentionally Left Blank]

Securities and Exchange Commission September 27, 2021 Page 3

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8552 or by e-mail at michael.aiello@weil.com.

Sincerely yours,

/s/ Michael J. Aiello

Michael J. Aiello

cc:	Tom Knott, Chief Executive Officer, GS Acquisition Holdings Corp II

Brian Parness, Esq., Weil, Gotshal & Manges LLP